Exhibit 99.(d).3
JOHN HANCOCK BOND TRUST
AMENDMENT TO ADVISORY AGREEMENT
     AMENDMENT made this 1st day of June, 2012, to the Advisory Agreement dated July 1, 2009, as amended (the “Agreement”), between John Hancock Bond Trust, a Massachusetts business trust, on behalf of its series John Hancock High Yield Fund (the “Fund”), and John Hancock Advisers, LLC, a Delaware limited liability company. In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Appendix A of the Agreement, which relates to Section 4 of the Agreement, “COMPENSATION OF ADVISER,” is hereby amended to reflect the following fee schedule for the Fund:

	First	Next	Next	Next	Excess over
	$75 Million	$75 Million	$350 Million	$2 Billion of	$2.5 Billion
	of Average	of Average	of Average	Average	of Average
	Daily	Daily	Daily	Daily	Daily
Fund	Net Assets	Net Assets	Net Assets	Net Assets	Net Assets
John Hancock High Yield Fund	0.625%	0.5625%	0.500%	0.475%	0.450%
2.	EFFECTIVE DATE
     This Amendment shall become effective as of the date first mentioned above.
3.	DEFINED TERMS
Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.
4.	OTHER TERMS OF THE AGREEMENT
     Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
JOHN HANCOCK BOND TRUST,
on behalf of John Hancock High Yield Fund

By:	/s/ Andrew Arnott Andrew Arnott Senior Vice President and Chief Operating Officer

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Keith F. Hartstein

Keith F. Hartstein President and Chief Executive Officer

2